Exhibit 4.4.3

SECOND AMENDMENT TO

THE PFPC INC. RETIREMENT SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (the “Corporation”) sponsors the PFPC Inc. Retirement Savings Plan (the “Plan”); and

WHEREAS, the Corporation has the authority under Article XIV to amend the Plan;

WHEREAS, the Corporation desires to amend the Plan to incorporate changes requested by the Internal Revenue Service; and

NOW THEREFORE, IT IS RESOLVED, that the Plan is hereby amended, effective July 1, 2004, in the following respects.

1.	The first sentence of Section 1.12 is amended to read as follows:

1.12 “Eligible Employee” means an Employee who has: (i) attained age 21; and (ii) in the case of a Salaried Employee, completed six consecutive months of Service with the Employer or a Related Entity, or, in the case of an Hourly Employee, completed one Year of Eligibility Service with the Employer or a Related Entity.

2.	Section 1.50 is amended by adding the following sentence to the end of that Section:

Service also includes any period of service as a leased employee of the Employer or a Related Entity, within the meaning of Section 414(n)(2) of the Code, if and to the extent required under Section 414(n) of the Code upon being hired as an Employee.

3.	Section 1.51 is amended by adding the following after the word “layoff)” in that Section:

; provided, however, in the case of an Employee who is absent from employment beyond the first anniversary of the first date of a parental absence, such Employee’s Severance of Service date is the second anniversary of the first date of the parental absence. Notwithstanding, any provision in the Plan to the contrary, the period of time between the first and second anniversaries of the first date of parental absence shall neither be considered a period of Service nor a Period of Severance. For purposes of this Section, “parental absence” shall mean an Employee’s absence from work by reason of: (i) pregnancy of the Employee; (ii) birth of a child of the Employee; (iii) placement of a child of the Employee in connection with adoption of such child by such Employee; or (iv) caring for such child for a period beginning immediately following such birth or placement.”

4.	Section 3.2 is amended by adding the following to the end of that Section:

Employer Transitional Contributions shall equal:

(a) Four percent of Compensation if as of January 1, 1999, the Participant (i) participated in The PNC Financial Services Group, Inc. Pension Plan (the “Pension Plan”), (ii) was actively employed by an Employer and (iii) was at least age 45 and had at least 15 years of Credited Service (as that term is defined in the Pension Plan) under the Pension Plan; or

(b) Two percent of Compensation if as of January 1, 1999, the Participant (i) participated in the Pension Plan, (ii) was not an individual listed in subparagraph (a), (iii) was actively employed by an Employer and (iv) was at least age 40 and had at least 10 years of Credited Service (as that term is defined in the Pension Plan) under the Pension Plan.

5.	Section 3.5 is amended by adding the following sentence to the end of that Section:

The Employer Matching Contribution for any Plan Year will be paid to the Trustee as soon as administratively practicable after such contribution is authorized by the management of PFPC Inc., but in no event later than twelve months after the close of the Plan Year to which such Employer Matching Contribution relates.

6.	Section 7.3(a) is amended, in its entirety, to read as follows:

(a) Amount of Limitation

Notwithstanding any other provision of this Plan, the total “annual additions” (which in accordance with Code Section 415(c), means the sum for any year of Employer contributions, Employee contributions and forfeitures) to the Account of any Participant under this Plan and any other defined contribution plan or plans maintained by the Employer or a Related Entity for any Plan Year shall not exceed the lesser of (i) 100 percent of the Participant’s “compensation” (which in accordance with Code Section 415(c)(3) and Treasury Regulation Section 1.415-2(d), is defined as compensation reported on Form W-2 and includes (A) any elective deferral (as defined in Code Section 402(g)(3)) and (B) any amount that is contributed or deferred by the Employer at the election of the Employee that is not includible in the Employee’s gross income by reason of Code Sections 124, 132(f)(4) or 457) or (ii) $40,000, as adjusted for increases in cost-of-living under Code Section 415(d).

7.	Section 7.4 of the Plan is amended, in its entirety, to read as follows:

7.4	Actual Deferral Percentage Test

The Plan is intended to satisfy the actual deferral percentage test of Code Section 401(k)(3)(A)(ii) by utilizing the Code’s design-based safe harbor.

8.	Section 7.5 of the Plan is amended, in its entirety, to read as follows:

7.5	Actual Contribution Percentage Test

The Plan is intended to satisfy the actual contribution percentage test of Code Section 401(m)(2)(A) by utilizing the Code’s design-based safe harbor.”

9.	Section 14.3 is amended by adding the following sentence to the end of that Section:

In event of a complete discontinuance of contributions under the Plan, the Account of each affected Participant will be nonforfeitable.

10.	A new Section 14.4 is added to read as follows:

14.4	Full Vesting on Termination of Plan

Upon partial termination or termination of the Plan, each Participant directly affected by such partial termination or termination will be fully vested in his or her Account to the extent funded as of such date.

11.	Section 16.1(b) is amended in its entirety to read as follows:

(b) “Determination Date” means with respect to any Plan Year, the last day of the preceding Plan Year, except that the Determination Date with respect to the first Plan Year, shall mean the last day of such Plan Year. For purposes of this Article XVI, the Determination Date also is the valuation date occurring within the 12-month period ending on the Determination Date.

12.	Section 16.1(d) is amended by adding the following paragraph to the end of that Section.

For purposes of subsections 16.1(d)(1)(A) and 16.1(d)(2)(A), the present value of accrued benefits for employees (other than Key Employees) will be determined under an accrual method uniformly used under all plans maintained by an Employer in the Aggregation Group or, if no such method exists, under the slowest accrual method permitted under the fractional accrual rate of Code Section 411(b)(1)(C) and including the present value of any part of any accrued benefits distributed in the five-year period ending on the Determination Date.

13.	Section 16.1(h) is amended by replacing the second sentence to read as follows:

However, for purposes of determining whether an employee is a Key Employee, the compensation to be used is compensation as defined in Section 415(c)(3) of the Code.

14.	Section 16.3 is amended by adding the following sentence to end of the first paragraph of that Section:

Any allocation to a Non-key Employee shall be made without regard to the person’s hours of service, level of Compensation, or whether such person declined to make elective deferrals or mandatory contributions.

15.	Section 16.4 is amended by adding the following sentence to the end of that Section:

The required allocation may not be forfeited under Sections 411(a)(3)(B) or 411(a)(3)(D) of the Code.

Executed and adopted by The PNC Financial Services Group, Inc. by its duly authorized delegate this 18th day of April, 2006.

/s/ William E. Rosner
William E. Rosner
Senior Vice President and Chief Human Resources Officer